TENGION, INC.
2900 Potshop Lane, Suite 100
East Norriton, PA 19403
(267) 292-8364

May 16, 2011

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Jeffrey Riedler Jennifer Reigel

Re:	Tengion, Inc. Registration Statement on Form S-3 (File No. 333-173574)

Ladies and Gentlemen:

We respectfully request that the Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, and pursuant to Rule 461(a) promulgated thereunder, enter an appropriate order declaring the above-captioned Registration Statement on Form S-3 effective as of 5:00 p.m., May 16, 2011, or as soon thereafter as practicable.

In connection with that request Tengion, Inc. (the “Company”) acknowledges: (i) that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the Registration Statement or this request to Joseph W. La Barge at the Company at 267-960-4863 or Justin P. Klein at Ballard Spahr LLP at 215-864-8606.

Sincerely,

/s/ A. Brian Davis
A. Brian Davis
Chief Financial Officer and Vice President, Finance